UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Walner, David
   c/o Paramount Capital, Inc.
   787 Seventh Avenue
   New York, NY  10019
2. Issuer Name and Ticker or Trading Symbol
   GENTA INCORPORATED /DE/
   GNTA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/16/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   See Footnote 1
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Series D Convertible P|$0.94375|12/30|J(2)| |922        |A  |12/31|N/A  |Common Stock|97,745 |(2)    |922         |D(2|            |
referred Stock(2)     |        |/97  |    | |           |D  |/97  |     |            |       |       |            |)  |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrants(2)   |$0.94375|12/30|J(2)| |4,612      |A  |12/31|6/30/|Common Stock|4,612  |(2)    |4,612       |D(2|            |
                      |        |/97  |    | |           |D  |/97  |02   |            |       |       |            |)  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Mr. Walner disclaims status as an officer of the Company under Rule 16a-2 and is making this filing voluntarily.
(2) The Series D Preferred Stock and Class D Warrants are components of units ("Units") issuable upon exercise of warrants ("Unit Purchase Warrants") exerciseable from December 30, 1997 to June 30, 2002, at an initial exercise price of $110,000 per Unit. Mr. Walner may be deemed beneficially to own Unit Purchase Warrants to purchase an aggregate of .92246 Units. Each Unit consists, initially, of (i) 1,000 shares of Series D Preferred Stock of the Issuer, par value $0.001 per share, and (ii) 5,000 Class D Warrants. the Unit Purchase Warrants contain certain anti-dilution adjustments. On December 29, 1997, Paramount Capital Inc. designated recipients (the "Paramount Warrant Designees") of the Unit Purchase Warrants. Mr. Walner was among the Paramount Warrant Designees and received such Unit Purchase Warrants in connection with a private placement (the "Private Placement") of securities of the Issuer of which Paramount Capital, Inc. acted as placement agent.

SIGNATURE OF REPORTING PERSON
/s/ David Walner
----------------
David Walner
DATE
01/16/98